UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant’s name into English)

20 IOULIOU KAISARA STR, 19002
PAIANIA, ATHENS-GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K (the “Report”) is Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related notes thereto for TOP Ships Inc. (the “Company”), as of and for the six months ended June 30, 2025.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-290238, 333-268475 and 333-267545).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the Company’s future financial performance.

The Company desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Report, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include the words “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “possible,” “likely,” “may,” “should,” and similar expressions identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

•
our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, and yachting charterparties, including our ability to enter into long-term charters for our vessels;

•	our future operating and financial results;
•	our future vessel acquisitions, our business strategy and expected and unexpected capital spending or operating expenses, including any dry-docking, crewing, bunker costs and insurance costs;
•
our financial condition and liquidity, including our ability to pay amounts that we owe and to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	oil and chemical tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;
•	trends in the leisure boating industry;
•	our ability to take delivery of, integrate into our fleet, and employ any newbuildings we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;
•	the aging of our vessels and resultant increases in operation and dry-docking costs;
•	the ability of our vessels to pass classification inspections and vetting inspections by oil majors and big chemical corporations;
•	significant changes in vessel performance, including increased vessel breakdowns;
•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;
•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;
•	our ability to maintain the listing of our common shares on NYSE or another trading market;
•	our ability to comply with additional costs and risks related to our environmental, social and governance policies;
•	potential liability from litigation and our vessel operations, including purported discharge of pollutants;
•	changes in general economic and business conditions;
•
general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or other hostilities or conflicts, including the war in Ukraine, the war between Israel and Hamas, tensions between the United States and Iran and between Israel and Iran or the Houthi crisis in and around the Red Sea;

•	changes in production of or demand for oil and petroleum products and chemicals, either globally or in particular regions;
•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;
•	potential liability from future litigation and potential costs due to our vessel operations, including due to discharge of pollutants, any environmental damage and vessel collisions;
•
the length and severity of public health threats, epidemics and pandemics and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets and governmental responses thereto; and

•	other important factors described from time to time in the reports filed by us with the U.S. Securities and Exchange Commission, or the SEC.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements in this Report are qualified in their entirety by the cautionary statements contained in this Report.

Any forward-looking statements contained herein are made only as of the date of this Report, and except to the extent required by applicable law or regulation we undertake no obligation to publicly update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: October 7, 2025	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

The following management’s discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30, 2024 and 2025, and should be read in conjunction with our historical unaudited interim condensed consolidated financial statements and related notes included in this filing. For additional background information, please see our annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 14, 2025.
This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section “Risk Factors” included in our Annual Report on Form 20-F filed with the SEC on April 14, 2025.

Overview

We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of June 30, 2025, our fleet consisted of one 50,000 dwt product/chemical tanker, the M/T Eco Marina Del Ray, five 159,000 dwt Suezmax tankers, the M/T Eco Bel Air, M/T Eco Beverly Hills, M/T Eco West Coast, M/T Eco Malibu and M/T Eco Oceano CA, and two 300,000 dwt VLCC tankers the M/T Julius Caesar and M/T Legio X Equestris. We also own 50% interests in two 50,000 dwt product/chemical tankers, M/T Eco Yosemite Park and M/T Eco Joshua Park. In addition, in April 2025 we took delivery of a megayacht that has a beam of 47 meters and a gross tonnage of 499 tons with 5 guest cabins and is able to accommodate 11 guests and 10 crew and have also acquired 100% of a company that owns a newbuilding contract for a megayacht due for delivery in 2027. The newbuilding megayacht (the “Newbuilding Yacht”) has a beam of 60 meters and a gross tonnage of 1,150 tons with 6 guest cabins and is able to accommodate 12 guests and 15 crew.
We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.
We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

A.	Operating Results
For additional information, please see our annual report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 14, 2025, “Item 5. Operating and Financial Review and Prospects.”

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

The following table depicts changes in the results of operations for the six months ended June 30, 2024 compared to the six months ended June 30, 2025.

	Six Month Period Ended June 30,		Change
	2024	2025	June 30, 2024 vs June 30, 2025
	($ in thousands)%
Revenues	42,066	43,811	1,745	4%
Voyage expenses	1,163	1,036	(127)	-11%
Operating lease expenses	5,406	5,378	(28)	-1%
Other vessel operating expenses	9,451	10,057	606	6%
Vessel depreciation	6,673	6,870	197	3%
Management fees-related parties	1,128	1,204	76	7%
General and administrative expenses	810	1,024	214	26%
Dry-docking costs	3,153	-	(3,153)	-100%
Operating income	14,282	18,242	3,960	28%
Interest and finance costs	(12,728)	(9,992)	2,736	-21%
Equity gains/(losses) in unconsolidated joint ventures	4	(747)	(751)	-18,775%
Interest Income	381	60	(321)	-84%
Total other expenses, net	(12,343)	(10,679)	1,664	-13%
Net income	1,939	7,563	5,624	290%

Period in Period Comparison of Operating Results

1.	Revenues
During the six months ended June 30, 2025, revenues increased by $1.7 million, or 4%, compared to the same period in 2024, mainly due to the following:
•
During the six months ended June 30, 2024, M/Ts Eco Bel air and Eco Beverly Hills underwent their special survey (drydock) that resulted in offhire days and reduced their revenue by $0.8 million when compared to the same period in 2025.

•	The purchase of M/Y Para Bellvm on April 11, 2025 added an additional $0.6 million of revenue.
•	In May 2024 a new time charter agreement commenced for M/T Marina Del Ray (where daily hire increased from $15,100 to $20,500 per day), which resulted in an increase in revenue of $0.5 million.
•	These increases were offset by the fact that February 2024 had 29 calendar days compared to February 2025, leading to a decrease in revenue by $0.2 million for all vessels except M/Y Para Bellvm.
2.	Other vessel operating expenses
During the six months ended June 30, 2025, Other vessel operating expenses increased by $0.6 million, or 6%, compared to the same period in 2024, mainly due to the addition of M/Y Para Bellvm to our fleet on April 11, 2025 that incurred $0.6 million of other vessel operating expenses for the six months ended June 30, 2025.

3.	Dry-docking costs
In the six months ended June 30, 2024, we incurred $3.2 million of Dry-docking costs due to the scheduled special survey (drydock) of three of our vessels, namely M/T Eco Bel Air, M/T Eco Beverly Hills and M/T Eco Marina Del Ray, while in the same period of 2025 no vessels underwent any special survey.

4.	Equity gains/(losses) in unconsolidated joint ventures
During the six months ended June 30, 2025, we realized a loss of $0.8 million from our unconsolidated joint ventures mainly due to the fact that both vessels owned by the joint venture had their scheduled special survey (drydock) during the six months ended June 30, 2025, leading to reduced revenue due to the offhire days relating to the period that the vessels where drydocked and to material drydock expenses.

5.	Interest and finance costs
During the six months ended June 30, 2025, Interest and finance costs decreased by $2.7 million, or 21%, compared to the same period in 2024 mainly due to the following:

•
In the six months ended June 30, 2024 we incurred amortization of debt discount expenses of $1.4 million relating to the amortization of the Vessel fair value participation liability in connection with the Cargill facility that was repaid in May 2024.

•
During the six months ended June 30, 2025, interest expenses decreased by $0.9 million for the vessels M/T Eco West Coast, M/T Eco Malibu and M/T Eco Oceano CA due to the fact that the average SOFR between the two periods decreased by approximately 1% and that their average outstanding loan balances on which the interest is calculated decreased by $6.9 million.

•
In the six months ended June 30, 2024, we accelerated the amortization of finance charges of $0.3 million of the HSBC Bridge Loan that was repaid in January 2024 and another $0.3 million relating to the refinancing of the CMBFL Facility in January 2024 for the vessels M/T Julius Caesar and M/T Legio X Equestris.

•
During the six months ended June 30, 2025, interest expenses decreased by $0.1 million for the vessels M/T Julius Caesar and M/T Legio X Equestris due to the fact that their average outstanding loan balances on which the interest is calculated decreased by $5.7 million.

•
These decreases were offset by $0.2 million in interest expenses for the M/Y Para Bellvm during the six months ended June 30, 2025, as M/Y Para Bellvm was added to our fleet on April 11, 2025, and an increase in interest expenses of $0.1 million for the vessel M/T Eco Marina Del Ray, due to its refinancing in May 2024 which increased its debt by $5.3 million.

Non-US GAAP Measures

This Report describes earnings before interest, taxes, depreciation and amortization (EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-U.S. GAAP” measure). We define EBITDA as earnings before interest, taxes, depreciation and amortization.

EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength.

EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net Income, the most directly comparable U.S. GAAP measure.

Reconciliation of Net Income to EBITDA

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2024	2025

Net Income	1,939	7,563

Add: Vessel depreciation	6,673	6,870
Add: Interest and finance costs	12,728	9,992
Less: Interest Income	(381)	(60)

EBITDA	20,959	24,365

Recent Developments

On August 1, 2025, we entered into four sale and leaseback financing agreements (“SLBs”)in the aggregate amount of $207.0 million, for the purpose of refinancing the CMBFL Facility and the 1st AVIC Facility (the “New Huarong SLBs”). Pursuant to the SLB terms, we will bareboat charter back the vessels for a period of ten years (except for M/T Eco Marina Del Ray which is for seven years) at bareboat hire rates comprising 120 consecutive monthly installments of $0.25 million per VLCC vessel, $0.18 million for M/T Marina Del Ray and $0.18 million for M/T Eco Oceano CA along with a purchase obligation of $23.0 million per VLCC vessel, $13.0 million for M/T Marina Del Ray and $20.0 million for M/T Eco Oceano CA at the expiry of their respective bareboat charters. The New Huarong SLBs bear an interest rate of 3-month term SOFR plus a margin of 1.95% per annum. Under the terms of the New Huarong SLBs, we will have the option to buy back the vessels following the end of the first year at purchase prices stipulated in the bareboat charter agreement depending on when the option is exercised.

The New Huarong SLBs, and the relevant appurtenant guarantees, contain customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including that we maintain a leverage ratio of no more than 85% and (ii) minimum liquid funds of $0.55 million per VLCC vessel, $0.40 million per Suezmax vessel and $0.35 million per MR Product Tanker. The New Huarong SLBs are expected to close in October and November 2025.

Concurrently with entry into these SLBs, we provided a guarantee of the obligations of the vessel-owning subsidiaries under the respective SLBs, and also entered into a guarantee of the obligations of the vessel-owning subsidiaries of Rubico Inc. (“Rubico”) under similar SLBs entered into with the same major Chinese financier in an aggregate amount of $84.0 million, expected to close in November 2025. The VLCC / Suez Financing Agreements and MR Financing Agreement contain cross-default provisions which would be triggered by a default under these SLBs entered into by Rubico.

On August 1, 2025 (the “Distribution Date”), we contributed Roman Empire Inc. and Athenean Empire Inc. to Rubico in connection with the spin-off in exchange for common shares in Rubico, which we distributed to common stock holders of record as of June 16, 2025 on a pro rata basis and to holders of our outstanding common stock purchase warrants on an as-exercised basis (such transactions collectively, the “Spin-Off”). The Spin-Off distribution ratio was one Rubico common share for every two of our common shares.

A new series of preferred shares (the “Rubico Series D Preferred Shares”) was issued by Rubico and distributed to the holder of our Series D perpetual preferred shares, mirroring the rights of our Series D perpetual preferred shares. The holder of our Series D perpetual preferred shares is the Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, our President and Chief Executive Officer. In connection with the Spin-Off, we distributed 100,000 Rubico Series D Preferred Shares. We did not distribute the Rubico Series D Preferred Shares to our common shareholders in connection with the Spin-Off.

Rubico shares commenced trading on August 4, 2025 on the Nasdaq Capital Market under the symbol “RUBI”. As part of the Spin-Off, Rubico entered into various agreements effecting the separation of Rubico’s business from us, including a Contribution and Spin-Off Distribution Agreement, pursuant to which, among other things, we agreed to indemnify Rubico and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries we retained after the Distribution Date and Rubico agreed to indemnify us for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between us Company and Rubico, including the reimbursement by Rubico of all Spin-Off related expenses incurred by us from January 1, 2025 to the Distribution Date.

B.	Liquidity and Capital Resources

Since our formation, our principal sources of funds have been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow and long-term borrowings including sale and leaseback agreements, and short-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.
Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors, bank debt secured by mortgages on our vessels and funds from sale and leaseback agreements. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.
As of June 30, 2025, we had an indebtedness of $265.9 million, which, after excluding unamortized financing fees, amounts to a total indebtedness of $271.6 million (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2025 – “Note - Debt” included elsewhere in this document). As of June 30, 2025, our cash and cash equivalent balances amounted to 10.0 million, held in U.S. Dollar accounts, $4.0 million of which are classified as restricted cash.
Working Capital Requirements and Sources of Capital
As of June 30, 2025, we had a working capital deficit (current assets less current liabilities) of $30.6 million. A significant part of the working capital deficit relates to pre-collected revenue presented in Unearned revenue ($7.9 million) that represents a current liability that does not require future cash settlement and an amount of $13.7 million of consideration due to Mr. Evangelos J. Pistiolis for the acquisition of the Newbuilding Yacht. Furthermore, as per the Newbuilding Yacht shipbuilding contract we have contractual commitments of Euro 12.5 million or $14.7 million payable in the 12 months ending June 30, 2026.
As of the date of this report, our cash flow projections indicate that cash on hand, cash to be provided by operating activities and the proceeds from the anticipated successful completion of our refinancing will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after June 30, 2025 (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2025 – Notes 3 and 12 included elsewhere in this document).
Our operating cash flow for the remainder of 2025 is expected to decrease when compared to the same period in 2024, since we have concluded the spin-off of Rubico on August 1, 2025 and hence from that date onwards our Suezmax fleet was reduced from three to two vessels. This is estimated to be partially offset by the estimated operating cashflow contribution of the M/Y Para Bellvm.

Cash Flow Information
Unrestricted cash and cash equivalents were $20.8 million and $10.0 million as of June 30, 2024 and 2025, respectively.
Net Cash from Operating Activities.
Net cash provided by operating activities increased by $12.5 million, during the six months ended June 30, 2025 to $19.2 million, compared to $6.7 million for the six months ended June 30, 2024.

Net cash provided by operating activities decreased by $6.3 million, during the six months ended June 30, 2024 to $6.7 million, compared to $13.0 million for the six months ended June 30, 2023.

Net Cash from Investing Activities.

Net cash used in investing activities in the six months ended June 30, 2025 was $3.5 million of cash paid for advances for vessels under construction.

Net cash used in investing activities in the six months ended June 30, 2024 was $0.1 million, consisting of $1.0 million of cash paid for advances for asset acquisition from related parties offset by $0.9 million of return of investments in unconsolidated joint ventures.

Net Cash from Financing Activities.

Net cash used in financing activities in the six months ended June 30, 2025 was $17.1 million, consisting of $9.1 million of consideration paid in excess of purchase price over book value, $7.9 million of principal payments of long term, and $0.1 million in payments of financing costs.

Net cash used in financing activities in the six months ended June 30, 2024 was $25.8 million, consisting of $126.6 million of principal payments and prepayments of long term, $43.9 million of redemptions of preferred shares, $28.0 million of prepayments of short term debt, $5.0 million of repayment of Vessel fair value participation liability and $3.3 million in payments of financing costs, offset by $153.0 million of proceeds from long term debt and $28.0 million of proceeds from short term debt.

Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2024 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, included elsewhere in this report and “Item 18. Financial Statements” in our 2024 Annual Report and more precisely “Note 2. Significant Accounting Policies” of our consolidated financial statements included in our 2024 Annual Report.

TOP SHIPS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND JUNE 30, 2025
(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2024	2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	7,629	5,971
Restricted cash	1,000	1,000
Trade accounts receivable	1,113	2,600
Prepayments and other	1,048	1,382
Right of use assets from operating leases	9,666	4,509
Deposit asset	2,000	2,000
Inventories	983	993
Total current assets	23,439	18,455

FIXED ASSETS:
Vessels, net (Note 4(a))	361,374	382,197
Advances for vessels under construction (Note 4(b))	-	12,748
Other fixed assets, net	505	505
Total fixed assets	361,879	395,450

OTHER NON CURRENT ASSETS:
Restricted cash	3,000	3,000
Investments in unconsolidated joint ventures	8,054	7,307
Advances for asset acquisition to related party (Note 5)	24,000	-
Trade accounts receivable, non-current	2,400	1,783
Total non-current assets	37,454	12,090

Total assets	422,772	425,995

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	14,202	16,071
Due to related parties for acquisition of assets (Note 1)	-	13,654
Due to related parties (Note 5)	1,169	441
Accounts payable	1,821	4,923
Accrued liabilities	2,993	3,117
Unearned revenue	6,652	7,850
Current portion of Operating lease liabilities (Note 6)	6,357	2,958
Total current liabilities	33,194	49,014

NON-CURRENT LIABILITIES:

Non-current portion of long-term debt (Note 7)	245,056	249,821
Other non-current liabilities	102	23
Total non-current liabilities	245,158	249,844

COMMITMENTS AND CONTINGENCIES (Note 8)
Total liabilities	278,352	298,858

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares were outstanding at December 31, 2024 and June 30, 2025	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 4,626,197 shares issued and outstanding at December 31, 2024 and June 30, 2025	46	46
Accumulated other comprehensive Income	-	776
Additional paid-in capital	451,079	425,457
Accumulated deficit	(306,706)	(299,143)
Total stockholders’ equity	144,420	127,137

Total liabilities, mezzanine equity and stockholders’ equity	422,772	425,995

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended
	June 30,	June 30,
	2024	2025
REVENUES:

Time charter revenues	$37,607	$39,376
Time charter revenues from related parties (Note 5)	4,459	4,435
Total revenues	42,066	43,811

EXPENSES:

Voyage expenses (including $508 and $549 respectively, to related party)	1,163	1,036
Operating lease expenses	5,406	5,378
Other vessel operating expenses	9,451	10,057
Vessel depreciation	6,673	6,870
Management fees-related parties (Note 5)	1,128	1,204
Dry-docking costs (including $74 and $- respectively, to related party)	3,153	-
General and administrative expenses	810	1,024
Operating income	14,282	18,242

OTHER INCOME (EXPENSES):

Interest and finance costs	(12,728)	(9,992)
Interest income	381	60
Equity gains /(losses) in unconsolidated joint ventures	4	(747)
Total other expenses, net	(12,343)	(10,679)

Net income	1,939	7,563
Earnings per common share, basic and diluted (Note 10)	0.42	1.63
Weighted average common shares outstanding, basic and diluted (Note 10)	4,626,197	4,626,197

Comprehensive Income:
Net income	1,939	7,563
Change in foreign currency translation adjustments	-	776
Total Other Comprehensive Income	1,939	8,339

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Mezzanine Equity			Stockholder’s Equity
				Preferred Stock		Common Stock		Additional		Total
	# of Shares	Par Value	Paid-in Capital	# of Shares	Par Value	# of Shares	Par Value	Paid–in Capital	Accumulated Deficit	stockholders’ equity
BALANCE, December 31, 2023	3,659,627	37	43,879	100,000	1	4,626,197	46	451,157	(311,740)	139,464
Net Income	-	-	-	-	-	-	-	-	1,939	1,939
Equity offering costs (Note 9)	-	-	-	-	-	-	-	(62)	-	(62)
Redemptions of preferred shares (Note 5)	(3,659,627)	(37)	(43,879)	-	-	-	-	-	-	-
BALANCE, June 30, 2024	-	-	-	100,000	1	4,626,197	46	451,095	(309,801)	141,341

	Stockholder’s Equity
	Preferred Stock		Common Stock		Additional	Accumulated Other		Total
	# of Shares	Par Value	# of Shares	Par Value	Paid–in Capital	Comprehensive Income	Accumulated Deficit	stockholders’ equity
BALANCE, December 31, 2024	100,000	1	4,626,197	46	451,079	-	(306,706)	144,420
Net Income	-	-	-	-	-	-	7,563	7,563
Foreign currency translation gains/(losses)	-	-	-	-	-	776	-	776
Excess consideration over acquired assets (Note 1)	-	-	-	-	(25,609)	-	-	(25,609)
Equity offering costs	-	-	-	-	(13)	-	-	(13)
BALANCE, June 30, 2025	100,000	1	4,626,197	46	425,457	776	(299,143)	127,137

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2024	2025
Net Cash provided by Operating Activities	6,713	19,225

Cash Flows from Investing Activities:
Returns of investments in unconsolidated joint ventures	936	-
Advances for asset acquisition from related parties (Note 5)	(1,000)	-
Advances for vessels under construction	-	(3,481)
Net Cash provided used in Investing Activities	(64)	(3,481)

Cash Flows from Financing Activities:
Proceeds from debt	153,000	-
Principal payments of debt	(28,707)	(7,904)
Prepayment of debt	(97,876)	-
Equity offerings costs	(40)	(8)
Payment of financing costs	(3,311)	(59)
Consideration paid in excess of purchase price over book value of vessels	-	(9,097)
Redemption of preferred shares	(43,916)	-
Proceeds from short-term debt	28,000	-
Prepayments of short-term debt	(28,000)	-
Repayment of Vessel fair value participation liability	(4,956)	-
Net Cash used in Financing Activities	(25,806)	(17,068)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	-	(334)

Net decrease in cash and cash equivalents and restricted cash	(19,157)	(1,658)

Cash and cash equivalents and restricted cash at beginning of year/period	39,956	11,629

Cash and cash equivalents and restricted cash at end of the period	20,799	9,971

Cash breakdown
Cash and cash equivalents	16,799	5,971
Restricted cash, non-current	4,000	3,000
Restricted cash, current	-	1,000

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	9,137	9,585
Equity issuance costs included in Accounts payable/ Accrued liabilities/ Due to related parties	22	13
Capital expenditures included in Accounts payable/ Accrued liabilities/ Due to related parties	-	366

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products and bulk liquid chemicals transportation services.

As of June 30, 2025, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these unaudited interim condensed consolidated financial statements as well as intermediary companies that are 100% subsidiaries of the Company that own shipowning companies.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company
Rubico Inc.	August 2022	Marshall Islands	Holding company (dormant)
Top Mega Yachts Inc.	March 2024	Marshall Islands	Holding company (dormant)

Wholly owned Shipowning Companies (“SPC”) with vessels in operation during period ended June 30, 2025		Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray	March 2019
2	South California Inc.	January 2018	Marshall Islands	M/T Eco Bel Air	April 2019 (sold and leased back in 2020)
3	Malibu Warrior Inc.	January 2018	Marshall Islands	M/T Eco Beverly Hills	May 2019 (sold and leased back in 2020)
4	Roman Empire Inc.	February 2020	Marshall Islands	M/T Eco West Coast	March 2021
5	Athenean Empire Inc.	February 2020	Marshall Islands	M/T Eco Malibu	May 2021
6	Eco Oceano Ca Inc.	December 2020	Marshall Islands	M/T Eco Oceano Ca	March 2022
7	Julius Caesar Inc.	May 2020	Marshall Islands	M/T Julius Caesar	January 2022
8	Legio X Inc.	December 2020	Marshall Islands	M/T Legio X Equestris	March 2022
9	Seawolf Venture Limited	August 2015	Marshall Islands	M/Y Para Bellvm	August 2023
10	Roman Explorer Inc	September 2023	Marshall Islands	Hull No 158	Q2 2027

As of June 30, 2025, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	California 19 Inc.	May 2019	Marshall Islands	M/T Eco Yosemite Park	March 2020
2	California 20 Inc.	May 2019	Marshall Islands	M/T Eco Joshua Park	March 2020

On June 14, 2024 the Company entered into a non-binding letter of intent (“No-Shop LOI”) with Mr. Evangelos J. Pistiolis whereby the latter was precluded from marketing or selling the mega yacht M/Y Para Bellvm (100% owned by him) except to the Company for one month. The consideration for the No-Shop LOI was $1,000. The Company on July 12, 2024 entered into a share purchase agreement (“SPA”) for the purchase of M/Y Para Bellvm for a consideration of $20,000 (the “Para Bellvm Consideration”) and the No-Shop LOI consideration was netted-off with the Para Bellvm Consideration. The Para Bellvm Consideration was settled as of December 31, 2024. The Company closed the SPA and took delivery of the M/Y Para Bellvm on April 11, 2025.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
On November 25, 2024 the Company entered into a non-binding letter of intent (the “New No-Shop LOI”) with Mr. Evangelos J. Pistiolis whereby the latter was precluded from marketing or selling the Newbuilding Yacht (100% owned by him, due for delivery in the second quarter of 2027) except to the Company up to June 30, 2025. The consideration for the New No-Shop LOI was $4,000 (the “New Yacht LOI Advance”). As of December 31, 2024, the Para Bellvm Consideration and the New Yacht LOI Advance are presented under Advances for asset acquisitions to related party in the accompanying consolidated balance sheets. The Company on April 11, 2025 (the “Closing Date”) entered into an SPA for the purchase of the Newbuilding Yacht for a consideration of $27,000 (the “New Yacht Consideration”), payable up to December 31, 2026, depending on the Company’s cash surplus at the Company’s option. On the Closing Date, the Company settled $9,346 of the New Yacht Consideration by netting the New Yacht LOI Advance and by paying $5,346 to Mr. Evangelos J. Pistiolis and acquired the ship owning company (Roman Explorer Inc.) that owns 100% of the Newbuilding Yacht. If the Company from the Closing Date onwards raises capital via (i) debt refinancing (only applying to excess proceeds, being the proceeds from the new debt exceeding the debt amount being refinanced), (ii) issuance of any equity interests or (iii) dividends or return of invested capital in any investments, then, in each case, no later than five business days after the Company receives the net cash proceeds therefrom, the New Yacht Consideration outstanding Installments shall be prepaid by an amount equal to 100% of the amount of the net cash proceeds from such incurrence or issuance. Due to the aforementioned provision, the Company classified the remaining New Yacht Consideration under current liabilities since the Company has entered into a refinancing agreement (see Note 12) expected to take place in the fourth quarter of 2025 that will trigger said provision.

Each of the abovementioned transactions were approved by a special committee of the Company’s board of directors (the “Special Committee”), of which all of the directors were independent and for each transaction the Special Committee obtained a fairness opinion relating to the consideration of each transaction from an independent financial advisor. The Company accounted for the abovementioned acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying amounts at the date of transfer.

The amount of the consideration given in excess of the historical carrying value of the net assets acquired is recognized as a reduction to the Company’s additional paid in capital and presented as Excess of consideration over the carrying value of acquired assets in the Company’s consolidated statement of stockholders’ equity for the six months ended June 30, 2025. An analysis of the Excess of consideration over the carrying value of acquired assets is presented in the table below:

As of June 30,	2025
Consideration	47,000
Less: Carrying value of net assets of companies acquired	(21,391)
Excess of consideration over acquired assets	(25,609)

As of June 30, 2025, the Company had settled $33,346 towards the consideration due to Mr. Evangelos J. Pistiolis and the remaining consideration due was $13,654.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2024 which have been filed with the US Securities and Exchange Commission on Form 20-F on April 14, 2025.

Foreign Currency Translation: The Company’s functional currency is the U.S. Dollar because most vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of account are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies are translated to U.S. Dollars based on the year-end exchange rates and any gains and losses are included in the unaudited interim condensed consolidated statements of comprehensive income. For the Company’s subsidiaries that have an operating currency different than the US Dollar, foreign currency-denominated results of operations and cash flows are translated at either the exchange rate in effect at the time of transactions or the average exchange rate during that period. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at the balance sheet date, while equity in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Consequently, amounts reported on the unaudited interim condensed consolidated statements of cash flows may not align precisely with changes in corresponding balances on the unaudited interim condensed consolidated balance sheets. Translation adjustments resulting from period-to-period exchange rate fluctuations are included as a separate component of accumulated other comprehensive income/(loss) in the unaudited interim condensed consolidated balance sheets and unaudited interim condensed statements of changes in shareholders’ equity. For the six months ended June 30, 2025, a gain of $776, was recorded under Change in foreign currency translation adjustments in the consolidated statements of operations and comprehensive income.

Segment Reporting: A segment is a distinguishable component of the business that is engaged in business activities from which the Company earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker (“CODM”). Following the acquisition of M/Y Para Bellvm on April 11, 2025, the Company determined that, as of that date, it operated under two reportable segments: crude oil and oil products transportation services (referred to as the “tanker segment”) and recreational transportation services (referred to as the “megayacht segment”). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements. When the Company charters a vessel or a megayacht to a charterer, the charterer is free to trade, or in the case of megayachts travel with, the vessel worldwide subject to certain exemptions and as a result for the tanker and megayacht segments the disclosure of geographic information is impracticable.

Recent Accounting Pronouncements Not Yet Adopted:

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2025.

3.	Going Concern:

The Company for the six months ended June 30, 2025 the Company realized a net income of $7,563 and generated cash flow from operations of $19,225. At June 30, 2025, the Company had a working capital deficit of $30,559, which includes an amount of $7,850 of unearned revenue that represents current liabilities that do not require future cash settlement and an amount of $13,654 of consideration due to Mr. Evangelos J. Pistiolis.

Furthermore, as per the Newbuilding Yacht contract the Company has contractual commitments of Euro 12,500 or $14,659 payable in the next 12 months.

In the Company’s opinion, the Company will be able to finance its working capital deficit in the next 12 months with cash on hand, operational cash flow, and the anticipated successful completion of its refinancing (See Note 12). The Company believes it has the ability to continue as a going concern and consequently, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
4(a)	Vessels, net:

The balances in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2024	409,264	(47,890)	361,374
— Additions	28,017	(1,556)	26,461
— Foreign currency translation differences	1,287	(55)	1,232
— Depreciation	-	(6,870)	(6,870)
Balance, June 30, 2025	438,568	(56,371)	382,197

As of June 30, 2025 title of ownership is held by the relevant lenders in respect of vessels with a carrying value of $367,461 to secure the relevant sale and lease back financing transactions and in the case of vessels financed via bank loans a vessel with a carrying value of $27,485 has been mortgaged as security under its respective loan facility.

4(b)	Advances for vessels under construction:

An analysis of Advances for vessels under construction is as follows:

Advances for vessels under construction
Balance, December 31, 2024	-
— Additions	8,567
— Advances paid	3,472
— Capitalized expenses	375
— Foreign currency translation differences	334
Balance, June 30, 2025	12,748

5.	Transactions with Related Parties:

(a)
Central Mare – Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, the Company’s President and Chief Executive Officer, pursuant to which Central Mare provides the Company with its executive officers and other administrative employees (Chief Executive Officer, Chief Financial Officer, Chief Technical Officer and Chief Operating Officer), for which Central Mare charged the Company $180 and $180 for the six months ended June 30, 2024 and 2025 respectively.

(b)
Central Shipping Inc (“CSI”) – Letter Agreement and Management Agreements: On January 1, 2019, the Company entered into a letter agreement with CSI, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, which detailed the services and fees for the management of the Company’s fleet.

The fees charged by and expenses relating to CSI for the six months ended June 30, 2024 and 2025 are as follows:

	Six Months Ended June 30,
	2024	2025	Presented in:
Management fees	948	1,024	Management fees - related parties -Statement of comprehensive income
Superintendent fees	14	-	Vessel operating expenses -Statement of comprehensive income
	74	-	Dry-docking costs -Statement of comprehensive income
Accounting and reporting cost	180	180	Management fees - related parties -Statement of comprehensive income
Commission on charter hire agreements	508	549	Voyage expenses - Statement of comprehensive income
Financing fees	306	-	Net in Current and Non-current portions of long-term debt – Balance Sheet
Commission for sale and purchase of vessels	-	713	Capitalized in Vessels, net and Advances for vessels under construction – Balance sheet
Total	2,030	2,466

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
(c)
Charter party with Central Tankers Chartering Inc (“CTC”): For the six months ended June 30, 2024 and 2025 the CTC time charter generated $4,459 and $4,435 of revenue respectively, presented in Time charter revenues from related parties in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As of June 30, 2025, there were no amounts due from CTC.

(d)	Asset acquisitions from Related Party: Please see Note 1.

6.	Leases

Future minimum operating lease payments:
The Company’s future minimum operating lease payments required to be made after June 30, 2025, relating to the bareboat chartered-in vessels M/T Eco Bel Air and M/T Eco Beverly Hills are as follows:

Year ending December 31,	Bareboat charter lease payments
2025	3,170
Total	3,170
Less imputed interest	(212)
Total Lease Liability	2,958

Presented as follows:
Current portion of Operating lease liabilities	2,958

The average remaining lease term on our chartered-in contracts greater than 12 months is 5.2 months.

The bareboat chartered-in vessels generated revenue for the six months ended June 30, 2025 amounting to $8,682. The discount rate used to calculate the present value of lease payments was calculated by taking into account the original lease term and lease payments and was estimated to be 6.72% (same as the weighted average discount rate), which was the Company’s estimated incremental borrowing rate, at the inception of the lease, that reflects the interest the Company would have to pay to borrow funds on a collateralized basis over a similar term and similar economic environment. The cash paid for operating leases with original terms greater than 12 months was $3,620 for the six months ended June 30, 2025.

Lease arrangements, under which the Company acts as the lessor

Charter agreements:
As of June 30, 2025, the Company operated one vessel (M/T Marina Del Ray) under a time charter with Weco Tankers A/S, one vessel (M/T Eco Oceano Ca) under a time charter with CTC, two vessels (M/T Eco West Coast and M/T Eco Malibu) with Clearlake Shipping Pte Ltd. and four vessels (M/T’s Eco Bel Air, Eco Beverly Hills, Julius Caesar and Legio X Equestris) under time charters with Trafigura Maritime Logistics Pte Ltd.

Future minimum time-charter receipts of the Company’s vessels in operation as of June 30, 2025, based on commitments relating to non-cancellable time charter contracts, are as follows:

Year ending December 31,	Time Charter receipts
2025 (remaining)	41,808
2026	60,716
2027	36,816
2028	8,967
2029 and thereafter	72,202
Total	220,509

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking in the year the drydocking is expected on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
7.	Debt:

Details of the Company’s credit facilities are discussed in Note 7 of the Company’s annual financial statements for the year ended December 31, 2024 and changes in the six months ended June 30, 2025 are discussed below.

Bank / Vessel(s)
	December 31, 2024	June 30, 2025
Total long term debt:
2nd AVIC Facility (M/T Eco West Coast)	38,617	37,517
Huarong Facility (M/T Eco Malibu)	38,800	37,700
2nd CMBFL Facility (M/T Eco Marina Del Ray)	27,000	26,000
1st CMBFL Facility (M/T Julius Caesar and M/T Legio X Equestris)	120,764	117,822
1st AVIC Facility (M/T Eco Oceano Ca)	40,066	38,710
HSBC Facility (M/Y Para Bellvm)	-	13,874
Total long term debt	265,247	271,623
Less: Deferred finance fees	(5,989)	(5,731)
Total long term debt net of deferred finance fees	259,258	265,892

Presented:
Current portion of long-term debt	14,202	16,071
Long term debt	245,056	249,821

Total Debt net of deferred finance fees	259,258	265,892

HSBC Facility

On February 7, 2023, the shipowning company that owns the M/Y Para Bellvm entered into a credit facility with HSBC Private Bank (Suisse) Sa (“HSBC”) for Euro 14,340 for the financing of the M/Y Para Bellvm. This facility was drawn down in full. The credit facility is repayable in 28 consecutive quarterly installments of Euro 358.5 commencing in November 2023, plus a balloon installment of Euro 4,302 payable together with the last installment.

The facility contains various covenants, including (i) an asset cover ratio of 167% up to August 2025, 182% from August 2025 to August 2027 and 200% from August 2027 onwards, (ii) Debt Servicing Coverage Ratio shall be not less than 1.20:1, where “Debt Service” is defined as the aggregate of interest and repayment relating to the HSBC Facility and “Debt Servicing Coverage Ratio” means the ratio of EBITDA to Debt Service. (iii) minimum free liquidity of three months interest service. Additionally, the facility contains restrictions on the shipowning company incurring further indebtedness or guarantees and it also restricts the shipowning company and the Company from paying dividends if an event of default has occurred and is continuing or if such a payment will result in an event of default.

The facility is secured as follows:

•	First priority mortgage over M/Y Para Bellvm;
•	Assignment of insurance and earnings of the mortgaged vessel;
•	Specific assignment of any time charters with duration of more than 30 days;
•	Corporate guarantee of the Company;
•	Pledge of the shares of the shipowning subsidiary;
•	Pledge over the earnings account of the vessel.

The facility bears interest at EURIBOR plus a margin of 2.30%.

As of June 30, 2025, the Company was in compliance with all debt covenants with respect to its credit facilities. The fair value of debt outstanding on June 30, 2025, after excluding unamortized financing fees, amounted to $261,824 when valuing the 1st CMBFL Facility on the basis of the Commercial Interest Reference Rates (“CIRR”s) as applicable on June 30, 2025, which is considered to be a Level 2 item in accordance with the fair value hierarchy. As of June 30, 2025 the applicable average SOFR was 4.30% and the applicable EURIBOR was 2.15%.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
8.	Commitments and Contingencies:

On April 11, 2025 the Company entered into an SPA for the purchase of the Newbuilding Yacht with Mr. Evangelos J. Pistiolis and as a result of this transaction the Company has remaining contractual commitments as of June 30, 2025, that are non-recourse to the Company, totaling Euro 39,000 or $45,735 (Euro 3,500 or $4,104 payable in 2025, Euro 18,000 or $21,109 payable in 2026 and Euro 17,500 or $20,522 payable in 2027).

Furthermore, as of the SPA’s Closing Date and pursuant to the Newbuilding Yacht SPA, the Company has additional contractual obligations to the Seller of the Newbuilding Yacht amounting to $13,654, up to December 31, 2026, with installments to be paid on the Company’s option, subject to certain triggering events. (see Note 1).

9.	Common Stock, Additional Paid-In Capital and Dividends:

A discussion of the Company’s common stock, additional paid-in capital and dividends can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2024 which have been filed with the Securities and Exchange Commission on Form 20-F on April 14, 2025. No dividends were paid to common stock holders in the six months ended June 30, 2024 and 2025.

10.	Earnings Per Common Share:

All shares issued are included in the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings. The components of the calculation of basic and diluted Earnings per share for the six months ended June 30, 2024 and 2025 are as follows:

	Six months ended June 30,
	2024	2025
Net Income	1,939	7,563
Weighted average common shares outstanding, basic and diluted	4,626,197	4,626,197
Earnings per share, basic and diluted	0.42	1.63

For the period ended June 30, 2025, since all of the Company’s warrants were out of the money, no dilutive shares were assumed from their exercise.

11.	Fair value of Financial Instruments and derivative instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, deposit assets, prepayments and other. The principal financial liabilities of the Company consist of long term loans, accounts payable due to suppliers, amounts due to related parties and accrued liabilities.

a)
Interest rate risk: The Company as of June 30, 2025 is subject to market risks relating to changes in interest rates, since all of its debt except the 1st CMBFL facility is subject to floating interest rates.

b)
Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

c)	Fair value:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of its liquid assets.

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
12.	Segment Reporting

Following the acquisition of M/Y Para Bellvm on April 11, 2025, the Company determined that it operated in two reportable segments: (i) the tanker segment and (ii) the megayacht segment. These reportable segments reflect the Company’s internal organization and the way its chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews and analyzes the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting asset acquisition strategies, adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance.

Further, the transport of crude oil has different characteristics and the nature of trade, trading routes, charterers and cargo handling differ in important respects. The chartering of a megayacht like M/Y Para Bellvm consists of a different service and it does not have similar economic characteristics to the tanker segment. We do not disclose geographic information relating to either of our segments because when the Company charters either a tanker or M/Y Para Bellvm to a charterer, the charterer is free, subject to certain exemptions, to trade or, in the case of M/Y Para Bellvm travel, with the vessel worldwide and as a result the disclosure of geographic information is impracticable.

The table below presents information about the Company’s reportable segments for the six months ended June 30, 2025. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s  consolidated financial statements. Segment results are evaluated based on income from operations.

	Six months ended June 30, 2025
	Tanker Segment	Megayacht Segment	Total
REVENUES:
Time charter revenues	38,769	607	39,376
Time charter revenues from related parties	4,435	-	4,435
Total revenues	43,204	607	43,811
EXPENSES:
Voyage expenses	869	167	1,036
Operating lease expenses	5,378	-	5,378
Other vessel operating expenses	9,469	588	10,057
Vessel depreciation	6,664	206	6,870
Management fees-related parties	1,150	54	1,204
Segments operating results	19,674	(408)	19,266
General and administrative expenses			(1,024)
Interest and finance costs			(9,992)
Interest income			60
Equity losses in unconsolidated joint ventures			(747)
Net income			7,563

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets as of June 30, 2025 is as follows:

As of June 30, 2025
Tanker segment	367,694
Megayacht segment	40,518
Cash and cash equivalents including restricted cash	9,971
Investments in unconsolidated joint ventures	7,307
Other fixed assets, net	505
Total consolidated assets	425,995

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
13.	Subsequent Events

On August 1, 2025 (the “Distribution Date”), the Company contributed Roman Empire Inc. and Athenean Empire Inc. to Rubico Inc. (“Rubico”)  in connection with the spin-off in exchange for common shares in Rubico Inc., which the Company distributed to common stock holders of record as of June 16, 2025 on a pro rata basis and to holders of the Company’s outstanding common stock purchase warrants on an as-exercised basis (such transactions collectively, the “Spin-Off”). The Spin-Off distribution ratio was one Rubico common share for every two Company common shares.

A new series of preferred shares (the “Series D Preferred Shares”) distributed to the holder of the Series D perpetual preferred shares of the Company was created to mirror the rights of the Series D perpetual preferred shares of the Company. The holder of the Series D perpetual preferred shares of the Company is the Lax Trust, which is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis. In connection with the Spin-Off, the Company distributed 100,000 Series D Preferred Shares. The Company did not distribute the Series D Preferred Shares to its common shareholders in connection with the Spin-Off.
Rubico shares commenced trading on August 4, 2025 on the Nasdaq Capital Market under the symbol “RUBI”. As part of the Spin-Off, Rubico entered into various agreements effecting the separation of Rubico’s business from the Company, including a Contribution and Spin-Off Distribution Agreement, pursuant to which, among other things, the Company agreed to indemnify Rubico and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries the Company retained after the Distribution Date and Rubico agreed to indemnify the Company for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between the Company and Rubico.

On August 1, 2025, the Company entered into an SLB for its owned fleet (which comprised of four vessels as of that date, since two of its vessels have been distributed to Rubico) in the amount of $207,000, for the purpose of refinancing the CMBFL Facility and the 1st AVIC Facility (the “New Huarong SLBs”). Pursuant to the SLB terms, the Company will bareboat charter back the vessels for a period of ten years (except for M/T Marina Del Ray which is for seven years) at bareboat hire rates comprising of 120 consecutive monthly installments of $250 per VLCC vessel, $178.6 for M/T Marina Del Ray and $183.3 for M/T Eco Oceano along with a purchase obligation of $23,000 per VLCC vessel, $13,000 for M/T Marina Del Ray and $20,000 for M/T Eco Oceano at the expiry of their respective bareboat charters. The New Huarong SLBs bear an interest rate of 3-month term SOFR plus a margin of 1.95% per annum. Under the SLB terms, the Company will have the option to buy back the vessels following the end of the first year at purchase prices stipulated in the bareboat charter agreement depending on when the option is exercised.

Concurrently with entry into these SLBs, the Company provided a guarantee of the obligations of the vessel-owning subsidiaries under the respective SLBs, and also entered into a guarantee of the obligations of the vessel-owning subsidiaries of Rubico under similar SLBs entered into with the same major Chinese financier in an aggregate amount of $84,000, expected to close in November 2025. The VLCC / Suez Financing Agreements and MR Financing Agreement contain cross-default provisions which would be triggered by a default under these SLBs entered into by Rubico.

The New Huarong SLBs, and the relevant appurtenant guarantees, contain customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including that we maintain a leverage ratio of no more than 85% and (ii) minimum liquid funds of $550 per VLCC vessel, $400 per Suezmax vessel and $350 per MR Product Tanker. The New Huarong SLBs are expected to close in October and November 2025.